Sprott Funds Trust	Exhibit 99.(d)(5)

SPROTT FOCUS TRUST, INC.

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 1ST Day of June 3, 2022, by and between SPROTT FOCUS TRUST, INC, a Maryland Corporation (the “Trust”) and Sprott Asset Management LP, a Canadian Limited Partnership (the “Adviser”).

RECITALS:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of March 6, 2015 and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2.	Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees, shareholder service fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3.	Recoupment of Fund Reimbursement Payments. The Adviser retains its right to receive in future years within the three years after the fiscal year and during which the fees were waived or reimbursed, recoupment of any Fund Reimbursement Payments paid by the Adviser pursuant to this Agreement, if such recoupment does not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.

4.	Term. This Agreement shall become effective, with respect to a particular Fund, on the later of: the date hereof or the date of the effectiveness of the Trust’s registration statement on Form N-1A filed with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (“1940 Act”) and Securities Act of 1933, as amended with respect to that Fund. This Agreement shall remain in effect until the date indicated on Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5.	Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Advisory Agreement for the Fund is terminated.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

(Signature Page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SPROTT FOCUS TRUST, INC.		SPROTT ASSET MANAGEMENT LP

By:	/s/Thomas W. Ulrich	By:	/s/John Ciampaglia
Name:	Thomas W. Ulrich	Name:	John Ciampaglia
Title:	President	Title:	President

Appendix A

Fund	Operating Expense Limit	Term
Sprott Junior Gold Miners ETF	0.50%	April 30, 2024
Sprott Gold Miners ETF	0.50%	April 30, 2024